SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2025

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: Resolutions of the Shareholders’ Meeting 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name: Paola Mariani
Title: Head of Corporate
Secretary’s Staff Office

Date: May 14, 2025

Eni: Resolutions of the Shareholders’ Meeting 2025

•	approval of Eni S.p.A. 2024 Financial Statements
•	allocation of 2024 net profit equal to € 6.419 billion to the available reserve
•	total dividend 2025 per share of € 1.05
•	amendment to the Long-Term Incentive Plan 2023-2025 (2025 allocation)
•	approval of the remuneration policy 2025 and resolution in favour of the remuneration paid in 2024
•	authorization to the Board of Directors for the purchase of Eni treasury shares
•	potential use of available reserves for and in place of the 2025 dividend
•	potential use of the reserve pursuant to no. Law 342/2000 for and in place of the 2025 dividend
•	authorization to the Board of Directors to cancel treasury shares that will be purchased within the new buyback programme

Rome, 14 May 2025 – The Ordinary and Extraordinary Meeting of Eni’s Shareholders, held today, resolved the following:

(ordinary part)

•	to approve the statutory financial statements at December 31, 2024 of Eni S.p.A. which report a net profit amounting to € 6,419,275,358.30;
•	to allocate the net profit for the period of € 6,419,275,358.30 to the available reserve;
•	pursuant to and for the purposes of Art. 114-bis of the Consolidated Law on Financial Intermediation to approve the amendments to the 2023-2025 Long-Term Incentive Plan for the 2025 allocation, under the conditions set forth in the Disclosure Document made available along with the explanatory report of the Board of Directors to the Shareholders’ Meeting, granting the Board of Directors all the powers needed to execute the resolution;
•	to authorise the Board of Directors - pursuant to and for the purposes of Art. 2357 of the Italian Civil Code - to proceed with the purchase of treasury shares of the Company, in multiple tranches, for a period up to the end of April 2026, for the purposes referred to in the Explanatory Report of the Board of Directors, within the terms and on the conditions set out below:

-	the maximum number of shares to be purchased is equal to no. 315,000,000 ordinary shares for a total outlay of up to € 3.5 billion;
-	the purchases must be carried out within the limits of distributable profits and available reserves as reported in the most recent regularly approved financial statements. Part of the available reserves or distributable profits will be restricted for accounting purposes, for an amount equal to the purchases of treasury shares made, by attribution to a specific reserve as long as the treasury shares are in the portfolio;
-	the purchases shall be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements and current accepted market practices, if applicable, which shall not be more than 10% lower or greater than the official price registered by the Eni S.p.A.’s stock in the trading session of the Euronext Milan, organised and operated by Borsa Italiana S.p.A., on the day before each individual transaction;
-	purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of Shareholders and in compliance with any regulatory requirements and current accepted market practices and specifically:
▪	on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of bids with predetermined offers;
▪	with the procedures established by market practices accepted by Consob pursuant to Art. 13 of Regulation (EU) no. 596/2014, if applicable;
▪	under the conditions specified in Art. 5 of Regulation (EU) no. 596/2014, as specified in this proposed resolution;
•	with reference to the authorisation for the purchase of treasury shares, to confer on the Board of Directors – with the right to delegate to the Chief Executive Officer and to sub-delegate by the same – any power necessary to execute the resolutions referred to in the previous points, taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions, as well as to provide the market disclosure required by legislation, including EU rules, and current accepted market practices that may be applicable;
•	in accordance with the Shareholders' Remuneration Policy approved by the Board of Directors of Eni S.p.A. on 26 February 2025:
-	to approve the distribution for and in place of the payment of the dividend relating to financial year 2025 of a sum of € 1.05 per share in tranches in the months of September 2025 (€0.26 per share), November 2025 (€0.26 per share), March 2026 (€0.26 per share) and May 2026 (€0.27 per share)[1], using the available reserves, making use, if necessary or appropriate and in the interest of the Shareholders, of the amount of the revaluation reserve ex Lege 342/2000 within the limits of use subject to resolution by the Extraordinary Shareholders’ Meeting;

-	to delegate the Board of Directors to implement the above resolutions, verifying from time to time the existence of the legal conditions for the purposes of distributing the reserves;
•	to approve the first section and to resolve in favour of the second section of the Report on remuneration policy 2025 and remuneration paid in 2024 provided by Art. 123-ter of Consolidated Law on Financial Intermediation;

(extraordinary part)

•	according to the aforementioned Shareholders' Remuneration Policy:
-	to approve the reduction - with the methods and terms set out in Art. 2445 of the Italian Civil Code, as referred to in Art. 13 of Law 342/2000 - of the “Revaluation reserve pursuant to law 342/2000" in the amount of € 2,300,000,000.00;
-	to approve, for the aforementioned purpose, the use of € 2,300,000,000.00 made available following the reduction of the “Revaluation Reserve pursuant to Law No. 342/2000” or, should compliance with the legal provisions required for the completion of the procedure pursuant to Art. 2445 of the Italian Civil Code not allow its immediate use in time for the disbursement of the dividend distribution tranches, or should it be deemed necessary or appropriate in the interest of the Shareholders to proceed in another way for these purposes – the use of other available reserves of Eni S.p.A.;
-	to delegate the Board of Directors to implement the above resolutions, verifying from time to time the existence of the legal conditions for the purposes of distributing the reserve.
•	to authorise the Board of Directors to cancel up to a maximum of no. 315,000,000 treasury shares with no nominal value, which will possibly be purchased on the basis of the authorisation of the Shareholders' Meeting in ordinary session today and consequent amendment of Art. 5 of the By-laws, granting the Board of Directors — with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate — all powers necessary to execute the resolution.

1 The first tranche will be paid on September 24, 2025 (ex-dividend date: September 22, 2025; record date: September 23, 2025) and the second tranche will be paid on November 26, 2025 (ex-dividend date: November 24, 2025; record date: November 25, 2025).

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

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